UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Zoran Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98975F101
(CUSIP Number)

JEFFREY C. SMITH
RAMIUS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7955

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,110,650*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,110,650*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,110,650*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON CO

* Includes 429,400 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON COWEN OVERSEAS INVESTMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,036,850*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,036,850*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,036,850*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

* Includes 143,100 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,036,850*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,036,850*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,036,850*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

* Includes 143,100 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,110,650*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,110,650*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,110,650*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

* Includes 429,400 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,147,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,147,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,147,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON OO

* Includes 572,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,147,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,147,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,147,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON CO

* Includes 572,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,147,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,147,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,147,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON OO

* Includes 572,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,147,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,147,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,147,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON OO

* Includes 572,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,147,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,147,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,147,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN

* Includes 572,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,147,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,147,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,147,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN

* Includes 572,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,147,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,147,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,147,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN

* Includes 572,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,147,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,147,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,147,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN

* Includes 572,500 Shares underlying Call Options exercisable within 60 days of the date hereof.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON JON S. CASTOR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

1   See Item 5.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON DALE FULLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

1   See Item 5.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON THOMAS LACEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1   See Item 5.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON JEFFREY MCCREARY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 21,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

1   See Item 5.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1   See Item 5.

CUSIP NO. 98975F101

1	NAME OF REPORTING PERSON EDWARD TERINO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

1   See Item 5.

CUSIP NO. 98975F101

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Cowen Overseas Investment LP, a Cayman Islands limited partnership (“COIL”), with respect to the Shares directly and beneficially owned by it;

(iii)	Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), that serves as the general partner of COIL;

(iv)	Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company (“Value and Opportunity Advisors”), that serves as the investment manager of Value and Opportunity Master Fund;

(v)	Ramius LLC, a Delaware limited liability company (“Ramius”), that serves as the sole member of each of Value and Opportunity Advisors and Ramius Advisors;

(vi)	Cowen Group, Inc., a Delaware corporation (“Cowen”), that serves as the sole member of Ramius;

(vii)	RCG Holdings LLC, a Delaware limited liability company (“RCG Holdings”), that is a significant shareholder of Cowen;

(viii)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), that serves as managing member of RCG Holdings;

(ix)	Peter A. Cohen, who serves as one of the managing members of C4S;

(x)	Morgan B. Stark, who serves as one of the managing members of C4S;

(xi)	Thomas W. Strauss, who serves as one of the managing members of C4S;

(xii)	Jeffrey M. Solomon, who serves as one of the managing members of C4S;

(xiii)	Jon S. Castor, who is a nominee for the Board of Directors (the “Board”);

(xiv)	Dale Fuller, who is a nominee for the Board;

(xv)	Thomas Lacey, who is a nominee for the Board;

(xvi)	Jeffrey McCreary, who is a nominee for the Board;

CUSIP NO. 98975F101

(xvii)	Jeffrey C. Smith, who is a nominee for the Board; and

(xviii)	Edward Terino, who is a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Ramius Advisors, Value and Opportunity Advisors, Ramius, Cowen, RCG Holdings, C4S and Messrs. Cohen, Stark, Strauss, Solomon and Smith is 599 Lexington Avenue, 20th Floor, New York, New York 10022.  The principal business address of Mr. Castor is c/o ADPT Corporation, 691 S. Milpitas Blvd., Milpitas, California 95035.  The principal business address of Mr. Fuller is c/o Phoenix Technologies Ltd., 915 Murphy Ranch Road, Milpitas, California 95035.  The principal business address of Mr. Lacey is c/o Phoenix Technologies Ltd., 915 Murphy Ranch Road, Milpitas, California 95035.  The principal business address of Mr. McCreary is 9468 Sullivan Place, Zionsville, IN  46077.  The principal business address of Mr. Terino is 25 Indian Rock Road, Suite 23, Windham, New Hampshire 03087.

The address of the principal office of each of Value and Opportunity Master Fund, and COIL is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, Windward 1, 2nd Floor, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of each of Value and Opportunity Master Fund and Cowen and their principal occupations and business addresses are set forth on Schedule A, annexed to the Schedule 13D (“Schedule A”), and incorporated by reference in this Item 2.

(c)           The principal business of each of Value and Opportunity Master Fund and COIL is serving as a private investment fund.  Value and Opportunity Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  COIL has been formed for the purpose of making equity and debt investments.  The principal business of Value and Opportunity Advisors is acting as the investment manager of Value and Opportunity Master Fund.  The principal business of Ramius Advisors is acting as the general partner of COIL.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of each of Value and Opportunity Advisors and Ramius Advisors.  Cowen provides alternative investment management, investment banking, research, and sales and trading services through its business units, Ramius and Cowen and Company.  Cowen also serves as the sole member of Ramius.  RCG Holdings is a significant shareholder of Cowen.  C4S serves as managing member of RCG Holdings.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

Mr. Castor serves as a director of ADPT Corporation, a provider of data center I/O solutions.  Mr. Fuller serves as the President & CEO of MokaFive, a venture-backed private company.  Mr. Lacey serves as the President, Chief Executive Officer and a director of Phoenix Technologies Ltd., a recently publicly-traded global provider of basic input-output software for personal computers.  Mr. McCreary serves as an independent management consultant.  Mr. Smith is a Partner Managing Director of Ramius and the Chief Investment Officer of Value and Opportunity Master Fund.  Mr. Terino serves as President of GET Advisory Services, LLC, a strategic and financial management consulting firm focused on the maritime and technology industries.

(d)           No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 98975F101

(e)           No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Cohen, Stark, Strauss, Solomon, Castor, Fuller, McCreary, Lacey, Smith and Terino are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities purchased by Value and Opportunity Master Fund and COIL were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, as set forth in Schedule B, which is incorporated by reference herein.

The aggregate purchase cost of the 3,575,000 Shares owned directly by Value and Opportunity Master Fund and COIL is approximately $23,384,000, excluding brokerage commissions.

The aggregate purchase cost of the call options exercisable into 572,500 Shares owned by Value and Opportunity Master Fund and COIL is approximately $672,688, excluding brokerage commissions.

The aggregate purchase cost of the 10,000 Shares owned directly by Mr. Castor is approximately $67,817.  The Shares owned directly by Mr. Castor were purchased with personal funds.

The aggregate purchase cost of the 50,000 Shares owned directly by Mr. Fuller is approximately $380,945.  The Shares owned directly by Mr. Fuller were purchased with personal funds.

The aggregate purchase cost of the 21,000 Shares owned directly by Mr. McCreary is approximately $148,280.  The Shares owned directly by Mr. McCreary were purchased with personal funds.

The aggregate purchase cost of the 20,000 Shares owned directly by Mr. Terino is approximately $139,888, excluding brokerage commissions.  The Shares owned directly by Mr. Terino were purchased with personal funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 6, 2010, Ramius delivered a letter to Levy Gerzberg, the President and CEO of the Issuer, and the members of the Issuer’s Board.  In the letter, Ramius stated it believes that the Issuer’s shares are deeply undervalued and that such valuation discrepancy is primarily due to long-term fundamental underperformance and repeated missed expectations for revenue growth and profitability.  In the letter, Ramius outlined its views on the Issuer’s historical performance, operating segments, valuation and necessary changes to Board composition to restore credibility and improve performance at the Issuer. Specifically, Ramius seriously questions the Board’s oversight of the Issuer given its decision to continue to allow management to spend money chasing growth in the Issuer’s unprofitable and structurally challenged Digital Televisions (DTV) and DVD businesses.  As such, Ramius believes the best course of action for the Issuer’s stockholders is to reconstitute the Board with directors capable of taking appropriate actions to return the Issuer to an acceptable level of profitability and to represent the best interests of all shareholders.

CUSIP NO. 98975F101

A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On December 6, 2010, Ramius filed with the Securities and Exchange Commission (“SEC”) a preliminary consent solicitation statement in connection with its anticipated solicitation of written consents (the “Solicitation”) from the stockholders of the Issuer to consent to the following actions without a stockholders’ meeting, as authorized by Delaware General Corporation Law (the “DGCL”):

•           Repeal any provision of the Amended and Restated Bylaws of the Issuer  (“the Bylaws”) in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that became effective on April 22, 2009 and were filed with the SEC on April 23, 2009;

•           Remove without cause six (6) members of the Issuer’s Board, Raymond A. Burgess, Uzia Galil, James D. Meindl, James B. Owens, Jr., Arthur B. Stabenow and Philip M. Young, including any person (other than those elected pursuant to the Solicitation) elected or appointed to the Board to fill any vacancy on the Board or any newly-created directorships after December 6, 2010 and prior to the effectiveness of the proposals;

•           Amend Article IV, Section 19 of the Bylaws to provide that any vacancies on the Board resulting from the removal of directors by the stockholders of the Issuer shall be filled exclusively by the stockholders of the Issuer; and

•           Elect Jon S. Castor, Dale Fuller, Thomas Lacey, Jeffrey McCreary, Jeffrey C. Smith and Edward Terino to serve as directors of the Issuer (or, if any such nominee is unable or unwilling to serve as a director of the Issuer, any other person designated as a nominee by the remaining nominee or nominees).

Ramius reserves the right to take any other actions it deems appropriate to protect its rights as a stockholder of the Issuer.

On December 6, 2010, Value and Opportunity Master Fund delivered to the Issuer a letter requesting to inspect a complete list of the Issuer’s stockholders and other corporate records as permitted by applicable state law (the “Stockholder List Demand Letter”).  The purpose of the Stockholder List Demand Letter is to enable Ramius to communicate with the Issuer’s stockholders in connection with a consent solicitation Ramius is preparing to undertake.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 50,226,172 Shares outstanding, as of November 3, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2010.

A.	Value and Opportunity Master Fund

(a)
As of the close of business on December 3, 2010, Value and Opportunity Master Fund beneficially owned 3,110,650 Shares, including 429,400 Shares underlying Call Options exercisable within 60 days of the date hereof.

Percentage: Approximately 6.2%.

CUSIP NO. 98975F101

(b)	1. Sole power to vote or direct vote: 3,110,650
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,110,650
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

B.	COIL

(a)	As of the close of business on December 3, 2010, COIL beneficially owned 1,036,850 Shares, including 143,100 Shares underlying Call Options exercisable within 60 days of the date hereof.

Percentage: Approximately 2.1%.

(b)	1. Sole power to vote or direct vote: 1,036,850
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,036,850
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by COIL since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

C.	Ramius Advisors

(a)	Ramius Advisors, as the general partner of COIL, may be deemed the beneficial owner of the 1,036,850 Shares beneficially owned by COIL.

Percentage: Approximately 2.1%.

(b)	1. Sole power to vote or direct vote: 1,036,850
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,036,850
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares by COIL since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

D.	Value and Opportunity Advisors

(a)
Value and Opportunity Advisors, as the investment manager of Value and Opportunity Master Fund, may be deemed the beneficial owner of the 3,110,650 Shares beneficially owned by Value and Opportunity Master Fund.

Percentage: Approximately 6.2%.

CUSIP NO. 98975F101

(b)	1. Sole power to vote or direct vote: 3,110,650
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,110,650
4. Shared power to dispose or direct the disposition: 0

(c)
Value and Opportunity Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund are set forth on Schedule B and incorporated herein by reference.

E.	Ramius

(a)
Ramius, as the sole member of each of Value and Opportunity Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 3,110,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,036,850 Shares beneficially owned by COIL.

Percentage: Approximately 8.3%.

(b)	1. Sole power to vote or direct vote: 4,147,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,147,500
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund and COIL are set forth on Schedule B and incorporated herein by reference.

F.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 3,110,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,036,850 Shares beneficially owned by COIL.

Percentage: Approximately 8.3%.

(b)	1. Sole power to vote or direct vote: 4,147,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,147,500
4. Shared power to dispose or direct the disposition: 0

(c)
Cowen has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund and COIL are set forth on Schedule B and incorporated herein by reference.

G.	RCG Holdings

(a)
RCG Holdings, as a significant shareholder of Cowen, may be deemed the beneficial owner of the (i) 3,110,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,036,850 Shares beneficially owned by COIL.

Percentage: Approximately 8.3%.

CUSIP NO. 98975F101

(b)	1. Sole power to vote or direct vote: 4,147,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,147,500
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund and COIL are set forth on Schedule B and incorporated herein by reference.

H.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 3,110,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,036,850 Shares beneficially owned by COIL.

Percentage: Approximately 8.3%.

(b)	1. Sole power to vote or direct vote: 4,147,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,147,500
4. Shared power to dispose or direct the disposition: 0

(c)
C4S has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund and COIL are set forth on Schedule B and incorporated herein by reference.

I.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 3,110,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,036,850 Shares beneficially owned by COIL.

Percentage: Approximately 8.3%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,147,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,147,500

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund and COIL are set forth on Schedule B and incorporated herein by reference.

CUSIP NO. 98975F101

J.	Mr. Castor

(a)
As of the close of business on December 3, 2010, Mr. Castor owned directly 10,000 Shares.  Mr. Castor, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the (i) 3,110,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,036,850 Shares beneficially owned by COIL.  Mr. Castor disclaims beneficial ownership of such Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares during the past 60 days by Mr. Castor are set forth on Schedule B and incorporated herein by reference.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund and COIL are set forth on Schedule B and incorporated herein by reference.

K.	Mr. Fuller

(a)
As of the close of business on December 3, 2010, Mr. Fuller owned directly 50,000 Shares.  Mr. Fuller, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the (i) 3,110,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,036,850 Shares beneficially owned by COIL.  Mr. Fuller disclaims beneficial ownership of such Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 50,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 50,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares during the past 60 days by Mr. Fuller are set forth on Schedule B and incorporated herein by reference.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund and COIL are set forth on Schedule B and incorporated herein by reference.

L.	Mr. McCreary

(a)
As of the close of business on December 3, 2010, Mr. McCreary owned directly 21,000 Shares.  Mr. McCreary, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the (i) 3,110,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,036,850 Shares beneficially owned by COIL.  Mr. McCreary disclaims beneficial ownership of such Shares.

Percentage: Less than 1%.

CUSIP NO. 98975F101

(b)	1. Sole power to vote or direct vote: 21,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 21,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares during the past 60 days by Mr. McCreary are set forth on Schedule B and incorporated herein by reference.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund and COIL are set forth on Schedule B and incorporated herein by reference.

M.	Mr. Terino

(a)
As of the close of business on December 3, 2010, Mr. Terino owned directly 20,000 Shares.  Mr. Terino, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the (i) 3,110,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,036,850 Shares beneficially owned by COIL.  Mr. Terino disclaims beneficial ownership of such Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 20,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 20,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares during the past 60 days by Mr. Terino are set forth on Schedule B and incorporated herein by reference.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund and COIL are set forth on Schedule B and incorporated herein by reference.

N.	Messrs. Lacey and Smith

(a)
As of the close of business on December 3, 2010, none of Messrs. Lacey and Smith directly owned any Shares.  Each of Messrs. Lacey and Smith, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the (i) 3,110,650 Shares beneficially owned by Value and Opportunity Master Fund and (ii) 1,036,850 Shares beneficially owned by COIL.  Each of Messrs. Lacey and Smith disclaims beneficial ownership of such Shares.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)
Neither of Messrs. Lacey and Smith has entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D on behalf of Value and Opportunity Master Fund and COIL are set forth on Schedule B and incorporated herein by reference.

CUSIP NO. 98975F101

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A, who are not also Reporting Persons, beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Value and Opportunity Master Fund has purchased in the open market from counterparties the right to call from such counterparties up to 429,400 Shares at a price of $7.50 per Share, if such right is exercised prior to or on June 11, 2011.

COIL has purchased in the open market from counterparties the right to call from such counterparties up to 143,100 Shares at a price of $7.50 per Share, if such right is exercised prior to or on June 11, 2011.

On December 6, 2010, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents in connection with the Solicitation, and (c) Value and Opportunity Master Fund and COIL agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to letter agreements, Value and Opportunity Master Fund has agreed to indemnify Messrs. Castor, Fuller, McCreary, Lacey and Terino against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Value and Opportunity Master Fund has agreed to compensate Messrs. Castor, Fuller, McCreary, Lacey and Terino for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the “Compensation Letter Agreements”).  Pursuant to the terms of the Compensation Letter Agreements, Value and Opportunity Master Fund has agreed to pay each of Messrs. Castor, Fuller, McCreary, Lacey and Terino (i) $10,000 in cash upon the earlier to occur of (a) the filing of a preliminary consent statement with the SEC relating to the Solicitation and (b) the submission of a letter to the Issuer nominating Messrs. Castor, Fuller, McCreary, Lacey and Terino for election as directors at the Issuer’s 2011 annual meeting of stockholders (the “Annual Meeting”) and (ii) $10,000 in cash upon the earlier to occur of (a) the filing of a definitive consent statement with the SEC relating to the Solicitation and (b) the filing of a definitive proxy statement with the SEC relating to a solicitation of proxies in favor of Messrs. Castor’s, Fuller’s, McCreary’s, Lacey’s and Terino’s election as directors of the Issuer at the Annual Meeting.

Pursuant to the Compensation Letter Agreements, each of Messrs Castor, Fuller, McCreary, Lacey and Terino agreed to use such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Messrs. Castor, Fuller, McCreary, Lacey and Terino shall determine, but in any event no later than 14 days after receipt of such compensation.  If elected or appointed to serve as a director of the Board, each of Messrs. Castor, Fuller, McCreary, Lacey and Terino agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two years of their election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Castor, Fuller, McCreary, Lacey and Terino may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreements is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

CUSIP NO. 98975F101

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to the President and CEO and Board of Directors of Zoran Corporation.

99.2
Joint Filing and Solicitation Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Cowen Overseas Investment LP, Ramius Advisors, LLC, Ramius Value and Opportunity Advisors LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Jon S. Castor, Dale Fuller, Thomas Lacey, Jeffrey McCreary, Jeffrey C. Smith and Edward Terino, dated December 6, 2010.

99.3	Form of Indemnification Letter Agreement.

99.4	Form of Compensation Letter Agreement.

99.5	Powers of Attorney for Jon S. Castor, Dale Fuller, Thomas Lacey, Jeffrey McCreary and Edward Terino.

CUSIP NO. 98975F101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 6, 2010

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:  Ramius Value and Opportunity Advisors LLC,
its investment manager

COWEN OVERSEAS INVESTMENT LP
By:  Ramius Advisors, LLC,
its general partner

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
By:  Ramius LLC,
its sole member

RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: Cowen Group, Inc., its sole member COWEN GROUP, INC. RCG HOLDINGS LLC By: C4S & Co., L.L.C., its managing member C4S & CO., L.L.C.

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	Authorized Signatory

/s/ Owen S. Littman
OWEN S. LITTMAN
As attorney-in-fact for Jeffrey M. Solomon, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jon S. Castor, Dale Fuller, Thomas Lacey, Jeffrey McCreary and Edward Terino

/s/ Jeffrey C. Smith
JEFFREY C. SMITH

CUSIP NO. 98975F101

SCHEDULE B

Transactions in the Shares During the Past 60 Days by , Jon S. Castor, Jeffrey McCreary and Edward Terino and by the Other Reporting Persons Since the Filing of Amendment No. 1 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

18,750		6.8500	11/23/10
18,750		6.8300	11/23/10
4,294	*		12/0310

COWEN OVERSEAS INVESTMENT LP

6,250		6.8500	11/23/10
6,250		6.8300	11/23/10
1,431	*		12/03/10

JON S. CASTOR

4,003	6.6600	11/01/10
5,997	6.8600	11/30/10

DALE FULLER

50,000	7.6189	12/03/10

JEFFREY MCCREARY

21,000	7.0207	12/02/10

EDWARD TERINO

20,000	6.9944	12/02/10

* June 2011 Call Options, ($7.50 Strike Price).  100 Shares underlie each Call Option.